UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

 Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-32754

BAYTEX ENERGY CORP.

(Exact name of registrant as specified in its charter)

2800, 520 — 3rd AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 0R3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference as an Exhibit to the Registration Statement of Baytex Energy Corp. on Form F-10, as amended (File No. 333-193789), related to the offering of subscription receipts (the “Offering”).

The following documents attached as an exhibit hereto are incorporated by reference herein:

Exhibit No.	Document
99.1	The “template version” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) of the term sheet for the offering dated February 6, 2014.

99.2	Investor Presentation (February 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ Murray J. Desrosiers
Name: Murray J. Desrosiers
Title: Vice President, General Counsel and Corporate Secretary

Dated: February 6, 2014